VIRIDAX CORPORATION
270 N.W. 3rd Court
Boca Raton, Florida 33432
Telephone: (561) 368-1427
Facsimile: (561) 395-8312

August 11, 2006

Michael Moran, Branch Chief
United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Viridax Corporation SEC Response Letter of July 14, 2006 File No.-033473

Dear Mr. Moran:

This correspondence is in answer to your correspondence of July 14, 2006 making certain comments regarding our filing of correspondence on June 7, 2006 in answer to your prior comments pertaining to our filing of Form 10-KSB for the Fiscal Year Ended April, 2005 and subsequent filing of Form 10-QSB for the quarters ended July 31, 2005, October 31, 2005 and January 31, 2006.

We feel that the answers to your comments pertaining to “Financial Statements, page F-2”, Items 1 and 2 are contained within the attached “Appraisal Report - Certain Bacteriophage-Based Products Owned by Viridax Corporation as of April 30,2006.”

Pleased be advised that our auditor has disclosed our financial policy for assessing impairment in the Form 10-KSB filed for the fiscal year ended April 30, 2006. We further state that our auditing firm has not been involved, in any aspect whatsoever, in providing valuation services. The firm of Cass, Levy & Leone, L.C. who prepared the valuation report is independent of our auditor, his reviewer and our corporation.

As a collateral item, we were asked by Sondra Snyder as to the state of the product itself and the steps we need to apply the product. The product itself is in the form of biological starting materials in sealed liquid form. These starting materials will be used as antimicrobial agents against multiple strains of Staphylococcus aureus. The manufactured product will become a pharmaceutical grade bacteriophage active ingredient, the first, single, lytic bacteriophage is intended to be used as an Active Pharmaceutical Ingredient or Drug Substance for the development of several distinct formulations to treat various indications, including Opthalmic, Respiratory, Systemic and Topical infections. The final formulation or finished product to be developed for each indication will represent a distinct biopharmaceutical product.

Sincerely yours,

/s/ Ledyard H. DeWees

Ledyard H. DeWees
Secretary & General Counsel